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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 2)



                               Netpliance, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)



                    Common Stock, $0.01 Par Value Per Share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  64115K103
                       --------------------------------
                                (CUSIP Number)


                                James E. Cahill
                        7501B N. Capital of Texas Hwy.
                              Austin, Texas 78731
                                (512) 681-8300
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               February 21, 2001
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 pages)

_______________
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


-------------------------                               ------------------------
CUSIP No. 64115K 10 3                                      Page 2 of 10 Pages
--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
     John F. McHale

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
     ITEMS 2(d) or 2(e)
     Not Applicable

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
  NUMBER OF SHARES
                          17,514,095
                     -----------------------------------------------------------
    BENEFICIALLY     8    SHARED VOTING POWER
      OWNED BY
        EACH              0
                     -----------------------------------------------------------
     REPORTING       9    SOLE DISPOSITIVE POWER
       PERSON
        WITH              17,514,095
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,514,095

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------------                               ------------------------
CUSIP No. 64115K 10 3                                      Page 3 of 10 Pages
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
     Kent A. Savage

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
     ITEMS 2(d) or 2(e)
     Not Applicable

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
  NUMBER OF SHARES
                          4,529,199
                     -----------------------------------------------------------
    BENEFICIALLY     8    SHARED VOTING POWER
      OWNED BY
        EACH              0
                     -----------------------------------------------------------
     REPORTING       9    SOLE DISPOSITIVE POWER
       PERSON
        WITH              4,529,199
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,529,199

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN

--------------------------------------------------------------------------------

                                SCHEDULE 13D/A

-------------------------                               ------------------------
CUSIP No. 64115K 10 3                                      Page 4 of 10 Pages
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
     Kenneth A. Kalinoski

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
     ITEMS 2(d) or 2(e)
     Not Applicable

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

--------------------------------------------------------------------------------

                     7    SOLE VOTING POWER
     NUMBER OF
      SHARES              4,403,868
                     -----------------------------------------------------------
    BENEFICIALLY     8    SHARED VOTING POWER
      OWNED BY
        EACH              0
                     -----------------------------------------------------------
     REPORTING       9    SOLE DISPOSITIVE POWER
       PERSON
        WITH              4,403,868
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,403,868

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN

--------------------------------------------------------------------------------

                                SCHEDULE 13D/A


------------------------                                ------------------------
CUSIP No. 64115K 10 3                                      Page 5 of 10 Pages
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
     David S. Lundeen

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
     ITEMS 2(d) or 2(e)
     Not Applicable

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
      SHARES              125,000
                     -----------------------------------------------------------
    BENEFICIALLY     8    SHARED VOTING POWER
      OWNED BY
        EACH              0
                     -----------------------------------------------------------
     REPORTING       9    SOLE DISPOSITIVE POWER
       PERSON
        WITH              125,000
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     125,000

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN

--------------------------------------------------------------------------------

                                SCHEDULE 13D/A

-------------------------                               ------------------------
CUSIP No. 64115K 10 3                                      Page 6 of 10 Pages
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
     Watershed Capital I, L.P.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
     ITEMS 2(d) or 2(e)
     Not Applicable

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
      NUMBER OF
       SHARES             4,873,023
                     -----------------------------------------------------------
    BENEFICIALLY     8    SHARED VOTING POWER
      OWNED BY
        EACH              0
                     -----------------------------------------------------------
     REPORTING       9    SOLE DISPOSITIVE POWER
       PERSON
        WITH              4,873,023
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,873,023

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN

--------------------------------------------------------------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The response set forth in Item 5 is hereby amended and supplemented as follows:

As of the filing date of this Amendment No. 2 to Schedule 13D ("Filing Date"), Mr. McHale beneficially owns 17,514,095 shares of Common Stock of the Issuer. Mr. McHale's 17,514,095 shares include: (i) 17,198,375 shares held by Mr. McHale individually; and (ii) an aggregate of 315,720 shares held in trust for the benefit of family members of Mr. McHale; and exclude an aggregate of 1,000,000 shares Mr. McHale is obligated to purchase upon the closing of the Buyout, if any, pursuant to a Stock Purchase Agreement dated December 21, 2000, by and between Mr. McHale and Mr. Savage (the "McHale-Savage Agreement") and a Stock Purchase Agreement dated December 21, 2000, by and between Mr. McHale and Kalinoski, LTD (the "McHale-Kalinoski Agreement"), incorporated herein by reference to Exhibit 99.3 and Exhibit 99.4 to the Schedule 13D filed December 21, 2000 by the Reporting Persons. Mr. McHale's 17,514,095 shares of Common Stock represent approximately 29.0% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. McHale has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

As of the Filing Date, Mr. Savage beneficially owns 4,529,199 shares of Common Stock of the Issuer. Mr. Savage's 4,529,199 shares include: (i) 563,652 shares held by Mr. Savage individually; (ii) an aggregate of 90,000 shares held in trust for the benefit of family members of Mr. Savage; (iii) 3,725,547 shares held by Savage Interests L.P.; and (iv) 150,000 shares that Mr. Savage has the right to acquire through the exercise of Issuer stock options vesting on or before the sixtieth day following the Filing Date ("Vested Options") and (iv) 500,000 shares Mr. Savage is obligated to sell Mr. McHale under the McHale-Savage Agreement; and exclude 150,000 shares Mr. Savage has the right to acquire through the exercise of Issuer stock options that do not vest until after the sixtieth day following the filing date ("Unvested Options"). Mr. Savage's 4,529,199 shares of Common Stock represent approximately 7.5% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. Savage has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

As of the Filing Date, Mr. Kalinoski beneficially owns 4,403,868 shares of Common Stock of the Issuer, which are held by Kalinoski, LTD for the benefit of Mr. Kalinoski and family members and which include 240,000 shares held by the two minor children of Mr. Kalinoski and 500,000 shares that Kalinoski, LTD is obligated to sell Mr. McHale under the McHale-Kalinoski Agreement. Mr. Kalinoski's 4,403,868 shares of Common Stock represent approximately 7.3% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. Kalinoski has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

The aggregate beneficial ownership of the Reporting Persons is 52.0% of the outstanding shares of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On February 21, 2001 Mr. McHale purchased 1,600,000 shares of Common Stock from Mr. Savage at a price of $0.3125 per share pursuant to a Stock Purchase Agreement of even date. Mr. McHale used personal funds for such purchase and purchased such shares for investment purposes. The purchase price for such shares was equal to the closing price per share of the Common Stock of the Issuer on the day prior to the sale. The Stock Purchase Agreement is attached hereto as Exhibit 99.15 and incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.15 Stock Purchase Agreement by and between Messrs. McHale and Savage dated February 21, 2001.

                                  SIGNATURES

After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Pursuant to the requirements of the Securities and Exchange Act of 1934, this Amendment No. 2 to Schedule 13D has been signed by the following persons on March 2, 2001.


                                   By: /s/ JOHN F. MCHALE
                                      -----------------------------------------
                                       John F. McHale

                                   By: *
                                      -----------------------------------------
                                       Kent A. Savage

                                   By: *
                                      -----------------------------------------
                                       Kenneth A. Kalinoksi

                                   By: *
                                      -----------------------------------------
                                       David S. Lundeen

                                   WATERSHED CAPITAL I, L.P.

                                   By: Watershed Capital G.P. I, L.P.,
                                       its general partner
                                       By: Watershed Capital GP I, L.L.C,
                                           its general partner

                                       By: *
                                          -------------------------------------
                                           David S. Lundeen, Managing Member

                                   *   By: /s/ JOHN F. MCHALE
                                          -------------------------------------
                                           Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit 99.15 Stock Purchase Agreement by and between Messrs. McHale and Savage dated February 21, 2001.